PE 12/19/2014



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005725

March 10, 2015

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-10-15

Re: Citigroup Inc.
Incoming letter dated December 19, 2014

Dear Ms. Dropkin:

This is in response to your letters dated December 19, 2014 and February 4, 2015 concerning the shareholder proposal submitted to Citigroup by the AFL-CIO Reserve Fund. We also have received letters from the proponent dated January 27, 2015 and February 10, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

March 10, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2014

The proposal requests that the board prepare a report regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service.

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are also unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Citigroup's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 10, 2015

Via electronic mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Citigroup's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Citigroup, Inc. ("Citigroup" or the "Company"), by a second letter from the Company, dated February 4, 2015, that it may exclude the shareholder proposal (the "Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2015 proxy materials.

I. Introduction

Proponent's shareholder proposal to Citigroup requests:

> that the Board of Directors prepare a report to shareholders regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute"). The report shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute.
>
> For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory

> organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

Citigroup's December 19, 2014 letter to the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") claimed that, pursuant to Rule 14a-8(i)(10), it has substantially implemented the Proposal because "it has already disclosed the identity of all named executive officers whose awards will continue to vest if they resign from the Company to pursue a career in government service (or for another reason)."

Citigroup also claimed that the Proposal may be excluded because, pursuant to Rule 14a-8(i)(3), "it suggests that (i) the Company's named executive officers receive special treatment if they resign to pursue a career in government service that would not apply if they resigned for other reasons and (ii) that executives are eligible for a lucrative "golden parachute" with accelerated vesting of equity awards that is not available to rank-and-file employees."

In its latest letter, Citigroup wrongly argues that the Proposal

> did not provide guidance on the intended scope of "senior executives" in the Proposal. Even if "senior executives" is interpreted to refer to a slightly larger group than the Company's named executive officers, the Company believes that it has substantially implemented the Proposal because exact correspondence between a company's policies and the proposal at issue is not a pre-requisite to exclusion of a proposal under Rule 14a-8(i)(I 0). *SEC Release No. 34-20091* (Aug. 16, 1983).

Not only is the Proposal clear on the "intended scope of 'senior executives' in the Proposal"—it even gives a specific example of a prominent Citigroup senior executive who was never a Named Executive Officer of the Company---but it is simply inaccurate to claim that *SEC Release No. 34-20091* (Aug. 16, 1983) and the ensuing body of Staff decisions would support Citigroup's cramped reading of Rule 14a-8(i)(10).

II. Neither the Guidelines nor the Essential Purpose of the Proposal have been Met by the Company's Existing Disclosures.

There is no need to restate the arguments in Proponent's January 27, 2015 letter, for they are all applicable to the Company's letters of December 19, 2014 and February 4, 2015. Now, however, Citigroup also claims that "the Company already makes additional disclosures regarding the equity awards held by a broader group of officers in accordance with Section 16 of the Securities Exchange Act of 1934."

Citigroup's "additional disclosures" are, in fact, nothing more than Form 4 disclosures that, upon examination, reveal nothing at all about the equity awards that its senior executives may receive upon entering government service. Identifying these senior executive officers and their equity awards are the basis for the guidelines and the essential purpose of the Proposal. In fact, an examination of the Company's recent Form 4 (Statement of Change in Beneficial Ownership) filings reveals nothing called for in the Proposal. There is nothing, for example, on the Company's head of human resources[1]; CEO, North America[2]; CEO, Latin America[3]; chief risk officer[4]; controller[5]; general counsel & corporate secretary.[6] The Form 4's reveal nothing even remotely resembling the guidelines and essential purpose of the Proposal. They do not describe vesting requirements. They do not even disclose whether there are any vesting requirements relating specifically to government service for these senior executive officers of the Company.

Citigroup has not substantially fulfilled the guidelines or the essential purpose of the Proposal. The Proposal at issue here asks Citigroup to report on "the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a 'Government Service Golden Parachute'). The report shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute."

The essential purpose of the Proposal is the disclosure of the names of all senior executives who are eligible for the vesting of equity awards due to a voluntary resignation to enter government service, together with the estimated dollar value of each senior executive's award. As stated in *Staff Legal Bulletin 14A* (July 12, 2002), shareholder proposals addressing compensation matters for senior executive officers are proper subjects to come before shareholders.

Citigroup has neither fulfilled the guidelines nor the essential purpose of the Proposal.

---

[1] https://www.sec.gov/Archives/edgar/data/831001/000118143115001372/xslF345X03/rrd421569.xml
[2] https://www.sec.gov/Archives/edgar/data/831001/000118143115001371/xslF345X03/rrd421568.xml
[3] https://www.sec.gov/Archives/edgar/data/831001/000118143115001362/xslF345X03/rrd421558.xml
[4] https://www.sec.gov/Archives/edgar/data/831001/000118143115001368/xslF345X03/rrd421565.xml
[5] https://www.sec.gov/Archives/edgar/data/831001/000118143115001373/xslF345X03/rrd421570.xml
[6] https://www.sec.gov/Archives/edgar/data/831001/000118143115001374/xslF345X03/rrd421571.xml

III. The Proposal is clear and unambiguous. It may not be excluded as misleading pursuant to Rule 14a-8(i)(3).

Each of the arguments made in the Proponent's letter of January 27, 2015 continue to apply here. Citigroup, however, now strays far from the plain language of the Proposal, claiming that, since the Proponent's January 27, 2015 letter cited SEC's Rule 3b-7 and Rule 16a-1(f) definitions of senior executive officers, "neither the Company, nor the Company's stockholders, will be able to determine with reasonable certainty precisely what actions or measures the Proposal requires."

The Proponent's January 27, 2015 letter refers to Rule 3b-7 and Rule 16a-1(f) to demonstrate that the Company's purported definition of "senior executive" to only include "Named Executive Officers" is unreasonably narrow. The Proponent notes that any reference to Rule 3b-7 or Rule 16a-1(f) to define the term "senior executive" in the text of the Proposal would have rendered the Proposal vague and indefinite. *See* Chevron Corp. (Mar. 15, 2013) ("because the proposal does not provide information about what the New York Stock Exchange's definition of "independent director" means, we believe shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

The plain language of the Proposal is at issue, not the Proponent's letter of January 27, 2015. The Company's reasoning is, at best, strained. A natural reading of the Proposal is that all senior executives (not just Named Executive Officers) will be included in the report. The language of the Proposal clearly identifies its objective, even giving a well-known example of one of the Company's senior executive officers, whose equity awards would be disclosed under the Proposal. The Company and its shareholders can clearly see from the language of Proposal what it seeks and it is the language of the Proposal that matters, not a letter to the Staff that rebuts the Company's Request for a Letter of No-Action for that Proposal.

IV. Conclusion

The Proposal may not be excluded under Rule 14a-8(i)(10) as substantially implemented because Citigroup has not demonstrated that its limited listing of five Named Executive Officers compares favorably with the guidelines of the Proposal—a report on all senior executives eligible for equity awards and the amounts of their awards, should they leave Citigroup for government service. Citigroup has also failed to demonstrate that the Proposal is misleading, pursuant to Rule 14a-8(i)(3) because the plain language of the Proposal is clear.

Citigroup has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(i)(10) or Rule 14a-8(i)(3). Consequently, since Citigroup has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal, the Proposal should come before the Company's shareholders at the 2015 Annual Meeting. If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy to the Company's office of the Corporate Secretary.

Sincerely,



Robert E. McGarrah, Jr., Esq.
Office of Investment

REM/sdw
opeiu #2, afl-cio

Cc: Shelley J. Dropkin, Deputy Corporate Secretary
and General Counsel, Corporate Governance, Citigroup, Inc.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Ave
19th Floor
New York NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



February 4, 2015

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from AFL-CIO Reserve Fund

Dear Sir or Madam:

This letter concerns a proposal (the "Proposal") submitted to Citigroup Inc. (the "Company") by the AFL-CIO Reserve Fund (the "Proponent"). The Proposal urges the Company's board of directors to "prepare a report to shareholders regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service." The Proposal would require this report to include the identity of all "senior executives" who are eligible to have equity-based awards continue to vest in connection with such a resignation and the estimated dollar value of those equity-based awards. The Company submitted a letter on December 19, 2014 requesting confirmation that you will not recommend enforcement action against the Company if the Proposal is omitted from the Company's proxy materials for its 2015 annual meeting of stockholders in reliance on Rule 14a-8(i)(10) and Rule 14a-8(i)(3).

This letter responds to a January 27, 2015 letter from the Proponent in which the Proponent argues that the Proposal should not be excluded from the Company's proxy materials. For the reasons discussed below, and as more fully discussed in the Company's December 19th letter, the Company continues to believe the Proposal should be excluded from the Company's proxy materials.[1]

---

[1] Morgan Stanley and The Goldman Sachs Group, Inc. each received for inclusion in their respective proxy materials a stockholder proposal substantially identical to the Proposal. *See Morgan Stanley No-Action Request* (incoming letter dated January 12, 2015, pending decision from the Staff); *The Goldman Sachs Group, Inc. No-Action Request* (incoming letter dated January 20, 2015, pending decision from the Staff). To the extent any arguments raised in those letters (or any other letter submitted by another company requesting exclusion of a substantially identical proposal) are applicable to the Company, the Company respectfully submits that the Proposal may be excluded on those additional grounds as well.

As discussed in the December 19th letter, the Company has substantially implemented the Proposal. The Proposal should be excluded from the Company's proxy materials because the Company has substantially implemented the Proposal. In its January 27th letter, the Proponent argues that the Company has not substantially implemented the Proposal because the Company interpreted the undefined term "senior executives" in the Proposal as referring to the Company's named executive officers and the Proponent intended that that term be given a broader meaning. *Proponent's Letter*, pgs. 2-3. By making these arguments, as discussed below, the Proponent has rendered the Proposal vague.

More importantly, assuming for the sake of argument that other interpretations of the phrase "senior executives" are possible, the Proponent correctly notes in its January 27th letter that in order for exclusion to be appropriate under Rule 14a-8(i)(10) it is only necessary that a company's policies "compare favorably" with a proposal's guidelines. *Proponent's Letter*, pg. 2; *see also SEC Release No. 34-20091* (Aug. 16, 1983). Although the Proponent may have intended that the Proposal require a report regarding the vesting of equity compensation held by a larger group of officers than the Company's named executive officers, it did not provide guidance on the intended scope of "senior executives" in the Proposal. Even if "senior executives" is interpreted to refer to a slightly larger group than the Company's named executive officers, the Company believes that it has substantially implemented the Proposal because exact correspondence between a company's policies and the proposal at issue is not a pre-requisite to exclusion of a proposal under Rule 14a-8(i)(10). *SEC Release No. 34-20091* (Aug. 16, 1983).

As more fully discussed in the Company's December 19th letter, through the disclosures that the Company makes in its proxy statement, each year the Company reports (i) the equity awards made to each named executive officer for the preceding year and (ii) the total outstanding unvested equity awards held by each named executive officer. The Company's proxy statement also explains that because each of the Company's named executive officers has satisfied certain age and length of service criteria, unvested equity awards held by a named executive officer who voluntarily resigns from the Company's employment will vest on the regularly scheduled vesting dates, so long as that officer does not work for a "significant competitor" of the Company (i.e., including government service). Citigroup Inc., Schedule 14A, at 71, 74 (filed Mar. 12, 2014). By making these disclosures, which are updated on an annual basis, the Company believes it has substantially implemented the Proposal because it has already reported (i) the value of unvested equity awards held by each of its named executive officers and (ii) the vesting conditions applicable to such equity awards, including describing the treatment of such awards in the event that a named executive officer were to resign so long as that officer did not work for a "significant competitor" (which, as discussed in the Company's December 19th letter, would include a resignation to pursue a career in government service).

Through the additional disclosures required by Section 16, the Company has also substantially implemented the Proposal. Further, in addition to the disclosures in its proxy materials, the Company already makes additional disclosures regarding the equity awards held by a broader group of officers in accordance with Section 16 of the Securities Exchange Act of 1934. Under Section 16, an "officer," as defined in that section, is required to make public filings with the Securities and Exchange Commission on Form 3 and Form 4 listing the amount of "equity securities" (as defined in Section 16) of which such officer is the "beneficial owner" (as defined in Section 16). Due to these Form 3 and Form 4 filings, the amount of "equity securities" held by a Section 16 officer is publicly available and, based on these public filings, the value of the equity awards that any such officer could receive in connection with a resignation to pursue a career in government service is determinable by the stockholders. For this additional reason, as well as the reasons discussed above and in the Company's December 19th letter, the Company believes that it has substantially implemented the Proposal.

The Proposal is misleading and vague. As the Company explained in its December 19th letter, the Company believes that the Proposal is misleading for the reasons discussed therein and the Proposal may, therefore, be excluded from its proxy materials under Rule 14a-8(i)(3). Further, in light of the Proponent's January 27th letter, the Company also believes that the Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is vague. Specifically, as noted above, the Proponent objects to the Company's interpretation of the Proposal's undefined term of "senior executive" as referring to the Company's named executive officers. *Proponent's Letter*, pgs. 3-4.

The Proponent appears to have intended some other meaning to the phrase "senior executive" and cites in support two definitions of different terms set forth in other rules promulgated under the Securities Exchange Act of 1934. *See Proponent's Letter*, pg. 3. (discussing the definition of "executive officer" under Rule 3b-7 and of "officer" under Rule 16a-1(f)). Unfortunately, rather than clarify the meaning of the term "senior executive," the Proponent's January 27th letter created potential confusion regarding the intended meaning of the term "senior executive." Due to the Proponent's citation to multiple definitions of terms similar, but not identical, to the phrase "senior executive" that is actually used in the Proposal, neither the Company, nor the Company's stockholders, will be able to determine with reasonable certainty precisely what actions or measures the Proposal requires.

The Company recognizes that the Staff of the Division of Corporation Finance has traditionally concluded that the failure to define the term "senior executive" does not make a proposal vague. In the case of the Proposal, however, the Proponent itself has supplied multiple different interpretations of that term or similar terms, creating ambiguity regarding the meaning of the phrase "senior executive." As a result, the Company respectfully requests that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(3).

Conclusion. The Company believes that the Proposal is excludable from its proxy materials for the reasons stated above and set forth in its December 19th letter. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: AFL-CIO Reserve Fund

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR
AFL
CIO
CONGRESS OF INDUSTRIAL ORGANIZATIONS

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 27, 2015

Via electronic mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Citigroup's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Citigroup, Inc. ("Citigroup" or the "Company"), by letter dated December 19, 2014, that it may exclude the shareholder proposal (the "Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2015 proxy materials.

I. Introduction

Proponent's shareholder proposal to Citigroup requests:

> that the Board of Directors prepare a report to shareholders regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute"). The report shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute.
>
> For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory

organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

Citigroup's December 19, 2014 letter to the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") claims that, pursuant to Rule 14a-8(i)(10), it has substantially implemented the Proposal because "it has already disclosed the identity of all named executive officers whose awards will continue to vest if they resign from the Company to pursue a career in government service (or for another reason)."

Citigroup also claims that the Proposal may be excluded because, pursuant to Rule 14a-8(i)(3), "it suggests that (i) the Company's named executive officers receive special treatment if they resign to pursue a career in government service that would not apply if they resigned for other reasons and (ii) that executives are eligible for a lucrative "golden parachute" with accelerated vesting of equity awards that is not available to rank-and-file employees."

II. Neither the Guidelines nor the Essential Purpose of the Proposal have been Met by the Company's Existing Disclosures.

Citigroup argues that the Proposal has been substantially implemented. To meet its burden of proving substantial implementation pursuant to Rule 14a-8(i)(10), Citigroup must show that its activities meet the guidelines and essential purpose of the Proposal. The Staff has noted that a determination that a company has substantially implemented a proposal depends upon whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (Mar. 28, 1991).

Substantial implementation, under Rule 14a-8(i)(10), requires a company's actions to have satisfactorily addressed *both* the proposal's guidelines and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010). Consequently, when a company can demonstrate that it has already taken actions that meet most of the guidelines of a proposal and meet the proposal's essential purpose, the Staff has concurred that the proposal has been "substantially implemented."

In this case, Citigroup has not substantially fulfilled the guidelines or the essential purpose of the Proposal. The Proposal at issue here asks Citigroup to report on "the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a 'Government Service Golden Parachute'). The report shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute."

The essential purpose of the Proposal is the disclosure of the names of all senior executives who are eligible for the vesting of equity awards due to a voluntary resignation to enter government service, together with the estimated dollar value of each senior executive's award. As stated in *Staff Legal Bulletin 14A* (July 12, 2002), shareholder proposals addressing compensation matters for senior executive officers are proper subjects to come before shareholders.

The term "senior executives" extends beyond the five named executive officers whose compensation is required to be disclosed in company proxy statements. The SEC defines a corporate "officer" in Rule 16a-1(f) and an "executive officer" in Rule 3b-7, both under the Securities Exchange Act of 1934 (the "Exchange Act"). Under these rules, the determination of who is a senior executive is a fact based inquiry that is routinely conducted by public companies as part of their disclosure compliance housekeeping.

Rule 3b-7 states:

> The term executive officer, when used with reference to a registrant, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.

Rule 16a-1(f) states:

> The term "officer" shall mean an issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of issuer's parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

Citigroup, however, claims that it has substantially implemented the Proposal because it currently discloses the terms of its equity compensation for its five named executive officers. As stated in footnote 3 of Citigroup's letter, "Consistent with the detailed disclosure requirements of federal securities laws regarding the compensation of a company's named executive officers, the Company has interpreted the phrase "senior executives" to refer to its named executive officers." This narrow interpretation does not comport with the SEC's own rule definitions of who is an executive officer.

The Proposal calls for a report on the vesting of equity-based awards, not just to the five named executive officers, but to all of the company's senior executives. The Proposal even gives a specific example of the type of disclosure it calls for by citing U.S. Treasury Secretary, Jacob J. Lew, who previously served as the managing director and chief operating officer of Citi Global Wealth Management and Citi Alternative Investments. The dollar amounts of Mr. Lew's government service golden parachute (as defined by the Proposal), had not been disclosed to investors because Mr. Lew was not a Named Executive Officer of Citigroup.[1]

Another example is the case of former Citigroup senior executive, and now Ambassador, Michael Froman, who currently serves as United States Trade Representative. He was never a Named Executive Officer of Citigroup, but, according to his Executive Branch Financial Disclosure Report, he received over $800,000 worth of restricted stock when he resigned from the Company in 2009 to serve deputy assistant to the President and deputy national security adviser for international economic affairs in National Security Council and the National Economic Council.[2] Mr. Froman was a managing director of Citigroup's Citi Alternative Investments Institutional Clients Group, where he was head of infrastructure and sustainable development.[3]

The Proposal seeks to require disclosure of all other executive officers (beyond the Company's Named Executive Officers) who are entitled to government service golden parachutes. The position titles of both Secretary Lew and Ambassador Froman, during their time at Citigroup, arguably meet the definition of senior executives. Accordingly, the terms of their government service golden parachutes would have to be disclosed in a report to shareholders were Citigroup to have implemented the Proposal. For this reason, the Company should not be permitted to exclude the Proposal from its proxy statement by reliance on Rule 14a-8(i)10.

---

[1] See Citigroup 2007 Proxy Statement, p. 40,
https://www.sec.gov/Archives/edgar/data/831001/000119312507053577/ddef14a.htm

[2] http://online.wsj.com/public/resources/documents/Froman.pdf

[3] Harvard Law Today, "Michael Froman Joins White House in Joint Security, Economic Post," February 3, 2009.
http://today.law.harvard.edu/michael-froman-91-joins-white-house-in-joint-security-economic-post/?redirect=1

III. The Proposal is clear and unambiguous. It may not be excluded as misleading pursuant to Rule 14a-8(i)(3).

Citigroup also argues that the Proposal is misleading, and is, therefore, excludable pursuant to Rule 14a-8(i)(3). That standard for exclusion is

> "The proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." *Staff Legal Bulletin No. 14* (July 13, 2001)

Citigroup's argument, however, is based on the incorrect assumption that the Proposal only applies to its Named Executive Officers. That is simply not correct. The Proposal was carefully drafted to apply to all of Citigroup's senior executives. It even gives the specific example of Treasury Secretary, Jacob Lew, a former Citigroup senior executive officer, but who was never a Named Executive Officer of Citigroup.

Citigroup then notes the fact that its Named Executive Officers have all satisfied the Company's Rule of 60. As a result, Citigroup states that its Named Executive Officers would, therefore, be eligible to receive their equity awards upon their departure without regard to government service. But this fact is also irrelevant to the plain meaning of the Proposal, which seeks the disclosure of all executive officers that may receive a government service golden parachute.

Citigroup cites the Company's declaration that it does not award Golden Parachutes. But a declaration by the Company does not make the Proposal's use of the words "Golden Parachute" false and misleading. The Proposal carefully defines the term "Government Service Golden Parachute" to include the vesting of equity awards upon leaving for government service.[4] Were they to take a position at a competitor, or retire before meeting the Rule of 60, they would not automatically receive the equity award, hence the term "golden parachute."

Citigroup also cites an opinion piece by New York Times columnist. Andrew Ross Sorkin, supporting its use of Golden Parachutes to encourage government service by

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[4] Citigroup states, "As previously noted, the C[apital] A[ccumulation] P[rogram] Plan includes a provision that provides for continued vesting on schedule of equity awards if a participant voluntarily resigns from employment at the Company to, among other things, work in a full-time paid career in government service."

bank executives. But the piece is nothing more than an opinion. Senator Elizabeth Warren, for example, has regularly expressed exactly the opposite view.[5] But Citigroup's citing an opinion piece here is irrelevant to the standard set by Rule 14a-8(i)(3). The Company is free to make its opposing views known to shareholders in its opposition statement to the Proposal.

IV. Conclusion

The Proposal may not be excluded under Rule 14a-8(i)(10) as substantially implemented because Citigroup has not demonstrated that its limited listing of five Named Executive Officers compares favorably with the guidelines of the Proposal—a report on all senior executives eligible for equity awards and the amounts of their awards, should they leave Citigroup for government service. Citigroup has also failed to demonstrate that the Proposal is misleading, pursuant to Rule 14a-8(i)(3) because the plain language of the Proposal is clear.

Citigroup has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(i)(10) or Rule 14a-8(i)(3). Consequently, since Citigroup has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal, the Proposal should come before the Company's shareholders at the 2015 Annual Meeting. If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy to the Company's office of the Corporate Secretary.

Sincerely,



Robert E. McGarrah, Jr., Esq.
Office of Investment

REM/sdw
opeiu #2, afl-cio

Cc: Shelley J. Dropkin, Deputy Corporate Secretary
and General Counsel, Corporate Governance, Citigroup, Inc.

[5] "Bank Payouts for Government Job Takers Under Fire," Wall Street Journal, November 19, 2014. http://www.wsj.com/articles/bank-payouts-for-government-job-takers-under-fire-1416444748?autologin=y

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 19, 2014

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from the AFL-CIO Reserve Fund

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2015 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2015 annual meeting of stockholders. The Proponent's address, email address and telephone number are listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2015 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2015 Proxy Materials. The Company intends to file its 2015 Proxy Materials on or about March 18, 2015.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2015 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: AFL-CIO Reserve Fund
815 Sixteenth Street, NW
Washington, DC 20006
(202) 637-5318 (t)
hslavkin@aflcio.org

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

Facsimile Transmittal

Date: November 10, 2014

To: Rohan Weerasinghe, Corporate Secretary, Citigroup

Fax: 212-793-7600

From: Heather Slavkin Corzo, AFL-CIO Office of Investment

Pages: 4 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 10, 2014

Mr. Rohan Weerasinghe, General Counsel
and Corporate Secretary
Citigroup Inc.
399 Park Avenue
New York, New York 10043

Dear Mr. Weerasinghe,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2014 proxy statement of Citigroup Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 2230 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at 202-637-5318 or hslavkin@aflcio.org.

Sincerely,

[signature]

Heather Slavkin Corzo, Director
Office of Investment

HSC/sdw
opeiu #2, afl-cio

Attachments

RESOLVED: Shareholders of Citigroup (the "Company") request that the Board of Directors prepare a report to shareholders regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute"). The report shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute.

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

SUPPORTING STATEMENT:

Our Company provides its senior executives with vesting of equity-based awards after their voluntary resignation of employment from the Company to pursue a career in government service. For example, former Company executive Jack Lew received as much as $500,000 worth of restricted stock when he resigned from the Company in 2009. (Susanne Craig, "Windfalls for Wall Street Executives Taking Jobs in Government," *The New York Times*, March 21, 2013.)

At most companies, equity-based awards vest over a period of time to compensate executives for their labor during the commensurate period. If an executive voluntarily resigns before the vesting criteria are satisfied, unvested awards are usually forfeited. While government service is commendable, we question the practice of our Company providing continued or accelerated vesting of equity-based awards to executives who voluntarily resign to enter government service.

The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's award agreements contain a "Voluntary Resignation to Pursue Alternative Career" clause that provides for the continued vesting of restricted stock of executives who voluntarily resign to pursue a government service career. In other words, a "golden parachute" for entering government service.

We believe that compensation plans should align the interests of senior executives with the long-term interests of the company. We oppose compensation plans that provide windfalls to executives that are unrelated to their performance. For these reasons, we question how our Company benefits from providing Government Service Golden Parachutes. Surely our Company does not expect to receive favorable treatment from its former executives.

Issuing a report to shareholders on the Company's use of Government Service Golden Parachutes will provide an opportunity for the Company to explain this practice and provide needed transparency for investors about their use. For these reasons, we urge shareholders to vote FOR this proposal.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST

November 10, 2014

Mr. Rohan Weerasinghe, General Counsel
and Corporate Secretary
Citigroup Inc.
399 Park Avenue
New York, New York 10043

Dear Mr. Weerasinghe,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 2230 shares of common stock (the "Shares") of Citigroup Inc. beneficially owned by the AFL-CIO Reserve Fund as of November 10, 2014. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 10, 2014. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. *** FISMA & OMB Memorandum M-07-16 ***

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3112.

Sincerely,

Mary C. Murray
Vice President

cc: Heather Slavkin Corzo
Director, AFL-CIO Office of Investment

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel
Corporate Governance

Citigroup Inc
601 Lexington Avenue
19th Floor
New York NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 12, 2014

American Federation of Labor and Congress of Industrial Organizations
815 16th Street, NW
Washington, DC 20006
Attention Heather Slavkin Corzo, Director

Dear Ms. Slavkin Corzo:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2015.

Sincerely,

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal urges the Company's Board of Directors to "prepare a report to shareholders regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service." The Proposal would require this report to include the identity of all senior executives who are eligible to have equity-based awards continue to vest in connection with such a resignation and the estimated dollar value of those equity-based awards."[1]

The Company, consistent with federal securities laws, already includes extensive disclosures describing the vesting of executive compensation. Based on these disclosures, the Company believes that it has substantially implemented the Proposal and that it may therefore exclude the Proposal from the 2015 Proxy Materials under Rule 14a-8(i)(10). Furthermore, as disclosed in the Company's Proxy Statement for its 2014 annual meeting of stockholders, and contrary to the suggestion of the Proposal, in the event that any of the Company's named executive officers were to leave the Company's employment to enter government service, the vesting of their equity awards would not be treated any differently than if they left the Company's employment for another reason so long as the former executive did not work for a significant competitor of the Company. For this reason, and the other reasons explained herein, the Company believes that the Proposal is misleading and may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

Rule 14a-8(i)(10) permits an issuer to exclude a proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See SEC Release No. 34-12598* (July 7, 1976). However, Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a proponent

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[1] The Proposal reads in its entirety as follows:

> RESOLVED: Shareholders of Citigroup (the "Company") request that the Board of Directors prepare a report to shareholders regarding the vesting of equity based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute"). The report shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute and the estimated dollar value amount of each senior executive's Government Service Golden Parachute.
>
> For purposes of this resolution, "equity based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

The Proposal and the full supporting statement are attached hereto.

and the issuer's actions in order to exclude a proposal. *SEC Release No. 34-20091* (Aug. 16, 1983). Rather, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the exact means of implementation. *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, the Rule requires only that a company's prior actions satisfactorily address the underlying concerns of the proposal and its essential objective.[2]

The elements of the Proposal. Although, as discussed below, the Company believes that the Proposal is premised on a misunderstanding of the Company's executive compensation practices, the Company has been able to identify the following elements in the Proposal: (i) that the Board of Directors "prepare a report"; (ii) that this report will describe the "vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service"; and (iii) that the report will (a) identify the names of all senior executives who hold equity-based awards that may receive such treatment and (b) the estimated dollar amount of such awards held by each executive. As discussed below, the Company has substantially implemented all of these elements and may, therefore, exclude the Proposal from the 2015 Proxy Materials under Rule 14a-8(i)(10).

The Company's current policies. The Company believes that concise and understandable disclosures regarding executive compensation regarding the vesting of executive compensation is an important component of federal securities laws. Consistent with these laws, the Company already makes substantial disclosures in its proxy materials regarding its executive pay practices. The Company has previously described the impact of voluntary resignation on the vesting of equity awards held by its named executive officers in detail in its proxy materials for its annual meetings of stockholders.[3] As described in those materials, under the Company's Capital Accumulation Program (the "CAP Plan"), unvested equity awards held by an officer (or any other participating employee)[4] who voluntarily resigns from the Company's employment and who meets certain age and length of service criteria are distributed to the officer or employee on the regularly scheduled vesting dates, provided that, during the vesting period, the participant does not work for a "significant competitor" under the CAP Plan.[5] The Company sometimes

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[2] *See, e.g., ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (recognizing that the board of directors substantially implemented a request for a sustainability report because such a report is already published on the company's website); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring in the exclusion of a proposal to verify the "employment legitimacy of all current and future U.S. employees" in light of the company's substantial implementation through adherence to federal regulations).

[3] The Proposal refers to "senior executives." Consistent with the detailed disclosure requirements of federal securities laws regarding the compensation of a company's named executive officers, the Company has interpreted the phrase "senior executives" to refer to its named executive officers.

[4] The CAP Plan is a broad-based compensation plan. It is not limited to executive officers. As discussed below, to the extent that the Proposal suggests that the CAP Plan grants preferred treatment to executives with respect to the vesting of equity awards that is not available to participating employees in general, the Company believes that the Proposal is misleading and may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

[5] The Company's proxy materials for its 2014 annual meeting of stockholders describe this rule in detail:

refers to this rule in its proxy materials as the called "Rule of 60." All unvested equity awards held by named executive officers are subject to the Rule of 60. As disclosed in the proxy materials for the Company's 2014 annual meeting, all of the Company's current named executive officers have satisfied the Rule of 60.[6] Because a career in government service is clearly not work for a significant competitor, the Rule of 60 would govern the vesting of unvested equity awards held by a named executive officer who voluntarily resigns to pursue such a career. Accordingly, the Company has already disclosed the identity of all named executive officers whose awards will continue to vest if they resign from the Company to pursue a career in government service (or for another reason).

In addition, the Company's annual proxy materials also disclose the aggregate value of the equity awards held by each named executive officer that, so long as the executive does not work for a significant employer, would continue to vest in the event the executive leaves the Company's employment. More specifically, the annual proxy materials disclose in a clear, easily understandable table format the value of:

(1) the equity awards made to each executive officer for the preceding year; and

(2) the total outstanding unvested equity awards held by each named executive officer.[7]

The Company acknowledges that the CAP Plan includes a provision that provides for continued vesting on schedule of equity awards if a participant voluntarily resigns from employment at the Company to, among other things, work in a full-time paid career in government service.[8] However, because each of the Company's named executive officers has

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> Capital Accumulation Program awards have special provisions applicable to employees who meet the Rule of 60 at the time of termination of employment. A participant meets the Rule of 60 if his or her age plus full years of service equal at least 60 and he or she either (a) is at least age 50 with at least five full years of service, or (b) is under age 50 with at least 20 full years of service. Partial years of age and service are each rounded down to the nearest whole number. If a participant meets the Rule of 60 and voluntarily terminates his or her employment, the participant's Capital Accumulation shares will be distributed to the participant on the regularly scheduled vesting dates, provided that during the vesting period, he or she does not work for a "significant competitor" as defined under Capital Accumulation Program terms.

Citigroup Inc., Schedule 14A, at 74 (filed Mar. 12, 2014).

6 Citigroup Inc., Schedule 14A, at 74 (filed Mar. 12, 2014) ("All named executive officers have satisfied the Rule of 60.").

7 Citigroup Inc., Schedule 14A, at 71, 74 (filed Mar. 12, 2014).

8 Section 3(j) of the Form of Citigroup 2015 CAP/DCAP Agreement provides in full:

> **Voluntary Resignation to Pursue Alternative Career.** If Participant has not met the conditions of Section 3(k) or (l), and Participant voluntarily resigns from his or her employment with the Company to work in a full-time paid career (i) in government service, (ii) for a bona fide charitable institution, or (iii) as a teacher at a bona fide educational institution, and/or otherwise satisfies the alternative or additional requirements (including written management approvals) that may be imposed by then applicable guidelines adopted

satisfied the Rule of 60, the executive's resignation from the Company to pursue a career in government service does not result in treatment that is any different from the treatment that otherwise applies in the event an executive voluntarily resigns so long as the executive does not work for a "significant competitor." Accordingly, through its disclosures regarding the application of the Rule of 60, the Company has substantially implemented the Proposal.[9]

The Staff has consistently taken the position that proposals requesting a report may be excluded under Rule 14a-8(i)(10) when the company has already made public disclosures that "compare favorably with the guidelines of the proposal." *See, e.g., Target Corp.* (avail. Mar. 26, 2013) (concurring that a company could omit a proposal requesting a report regarding certain political contributions in light of the company's public disclosures in reliance on Rule 14a-8(i)(10)); *TECO Energy, Inc.* (avail. Feb. 21, 2013) (concurring that a proposal requesting a report regarding certain environmental and health matters could be excluded from a Company's proxy materials because in light of the company's public disclosures, the Company had substantially implemented the proposal). Importantly, exact correspondence between the proposal and the company's implementation is *not* required; rather a company may substantially implement a proposal by implementing all material elements of a proposal.

Plainly, all the material elements of the Proposal—i.e., a report that (i) describes the "vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service" and (ii) that identifies (a) the names of all senior executives who hold equity-based awards that may receive such treatment and (b) the estimated dollar amount of such awards held by each executive—have been substantially implemented through the Company's public disclosures, which are updated in each year's proxy materials for the Company's annual

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> for the purposes of administering this provision (an "alternative career"), unvested Awards will continue to vest on schedule subject to all other provisions of this Agreement and the applicable guidelines (or until such earlier date on which Section 3(e) applies); provided that in the event of resignations described in Sections 3(j)(ii) and (iii), Participant remains continuously employed in the alternative career (or a new alternative career) until each scheduled vesting date and Participant provides by each subsequent vesting date, if requested by the Company, a written certification of compliance with the Company's alternative career guidelines, in a form satisfactory to the Company. If an acceptable certification is not provided by the relevant vesting date, unvested Awards will be canceled.

Form of Citigroup 2015 CAP/DCAP Agreement, attached as Exhibit 10.01 to Citigroup Inc., Form 10-Q (filed October 30, 2014); Form of Citigroup 2014 CAP/DCAP Agreement, attached as Exhibit 10.01 to Citigroup Inc., Form 10-Q (filed November 1, 2013) (same). Notably, Section 3(j) of the Form of Citigroup 2015 CAP/DCAP Agreement only applies if the participant has not met the conditions in Section 3(l), which sets forth the Rule of 60.

[9] The Company also has a policy under which vesting of deferred awards may be accelerated when an employee resigns to pursue government service and the government employer's ethics rules or applicable conflict of interest laws would prohibit an employee from retaining deferred compensation in the Company that continues to vest on schedule. To address this limited circumstance, the Company adopted a policy in 2014 under which 75% of the deferred awards held by such an employee, whose awards would have otherwise vested on schedule, are accelerated and the remaining 25% of the employee's deferred awards are forfeited. The Company designed this policy to strike a balance between fairness to an employee who has earned an award and the need for the Company and former employee to comply with applicable law and/or ethics rules. The policy, however, also imposes a 25% forfeiture in recognition that, following acceleration, the awards would no longer be subject to vesting requirements or clawbacks.

meeting. These disclosures clearly set forth (i) the vesting conditions applicable to equity awards held by the Company's named executive officers, including the treatment of vesting for an executive who leaves the Company's employment to pursue a full time career in government service (or for any other reason so long as the former executive does not work for a "significant competitor" of the Company) and (ii) the value of the unvested equity awards held by each of the Company's named executive officers. In light of these disclosures regarding the Company's executive compensation practices that are updated on at least an annual basis, as in the case of *Target* and *TECO Energy*, the Company has implemented all material elements of the Proposal. Accordingly, the Company may exclude the Proposal under Rule 14a-8(i)(10).

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS MISLEADING.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is misleading.[10] The Proposal is misleading because it suggests that (i) the Company's named executive officers receive special treatment if they resign to pursue a career in government service that would not apply if they resigned for other reasons and (ii) that executives are eligible for a lucrative "golden parachute" with accelerated vesting of equity awards that is not available to rank-and-file employees. Neither of these suggestions is correct.[11]

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[10] Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact." *See* 17 C.F.R. § 240.14a-8(i)(3) (permitting exclusion of a proposal if it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials"); 17 C.F.R. § 240.14a-9 ("No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.").

[11] The Company also believes that the Proposal, which fails to include a statement that the requested report be "prepared at reasonable cost and omitting proprietary information," could require the Company to disclose confidential information regarding the compensation of a broad group of officers. As noted above, the Company reads the Proposal to only request a report on the compensation of named executive officers. To the extent it requires a report on a broader group of executives, i.e., broader than the group of officers whose compensation information is already disclosed annually in the Company's proxy materials, such information would be highly confidential.

The disclosure of this type of sensitive information could adversely affect the Company by, among other things, placing the Company at a competitive disadvantage by making detailed information regarding the Company's compensation practices available to the Company's peer firms. For this additional reason, the Proposal may be omitted from the 2015 Proxy Materials under a long-line of precedent because the failure to disclose whether proprietary information would be disclosed in the report and the potential cost of preparing the report renders the Proposal misleading. *See The Upjohn Company* (avail. Mar. 16, 1976) ("In order that readers of the proposal not be misled . . . , it would seem necessary that these two important points be specifically dealt with. For example, it might be stated in each instance that the cost of preparing the respective reports shall be limited to a reasonable amount as determined by the board of directors, and that information may be withheld if the board of directors deems it privileged for business or competitive reasons.").

Contrary to the Proposal's suggestion, the Company's named executive officers are not eligible to receive a "golden parachute" if they resign to pursue a career in government service. The basic premise of the Proposal is that the Company provides "golden parachutes" to its executives who resign from the Company's employment to pursue a career in government service. This is incorrect. As discussed above and as disclosed in the Company's proxy materials for its 2014 annual meeting of stockholders, all of the Company's named executive officers have satisfied the "Rule of 60" pursuant to which an executive's unvested equity awards continue to vest on the previously established vesting schedule following an executive's resignation from the Company, so long as the executive does not work for a "significant competitor." As a result, a resignation of any such executive to enter government service would not result in any unvested equity awards vesting in a different manner than would apply if the executive resigns for any other reason so long as he or she does not work for a significant competitor of the Company.[12] In other words, because all named executive officers have satisfied the Rule of 60, so long as a former executive does not work for a significant competitor of the Company, whether the named executive officer resigns to pursue a career in government service or for some other reason is, contrary to the express suggestion of the Proposal, irrelevant to the vesting of such an executive's equity awards.

The Proposal's suggestion that the Company awards "golden parachutes" is misleading. The Company believes that encouraging stock ownership among its executives helps to align executives' interests with the long-term interests of the Company's stockholders. Consistent with this view, Company equity incentive awards are also subject to a vesting schedule (and remain subject to that vesting schedule even if an executive's employment is terminated) of up to four years aligning executive's interests with long-term value maximation.[13] Similarly, as part of the Company's deep commitment to ensuring that senior executives are focused on the long-term interests of stockholders, the Company requires significant stock ownership among its top executives and awards to senior executives are subject to clawbacks under certain circumstances.[14] Further, consistent with these policies and contrary to the suggestion of the Proposal, the Company does not provide executives with "golden parachutes" as that term is commonly, and at times pejoratively, used—i.e., the Company does not provide

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[12] As noted above, the Proposal refers to "senior executives," which the Company has interpreted to refer to its named executive officers.

As previously noted, the CAP Plan includes a provision that provides for continued vesting on schedule of equity awards if a participant voluntarily resigns from employment at the Company to, among other things, work in a full-time paid career in government service. *See supra* note 8 and accompanying text. However, because each of the Company's named executive officers has satisfied the Rule of 60, as discussed above, this provision is simply irrelevant to the vesting of their unvested equity awards should they resign from the Company's employment. The Proposal's suggestion otherwise is incorrect and potentially misleading.

[13] Citigroup Inc., Schedule 14A, at 67 (filed Mar. 12, 2014).

[14] Citigroup Inc., Schedule 14A, at 68 (filed Mar. 12, 2014).

lucrative severance benefits for senior level executives.[15] The Company clearly explained this in its proxy materials for its 2014 annual meeting of stockholders:

> **Citi has no "golden parachutes."** The named executive officers are not entitled to any "golden parachutes" (i.e., severance pay) upon termination of employment in excess of any benefit that may be available under Citi's broad-based separation pay plans or local law. Performance share units and deferred stock awards under the Capital Accumulation Program do not allow accelerated vesting and/or delivery of awards in the event of involuntary termination of employment. As a result, terminated executives are at risk for clawbacks and changes in Citi's common stock price to the same extent as current executives.[16]

As explained in more detail above, the CAP Plan merely provides that, in certain circumstances, equity awards made under the CAP Plan and held by an executive (or, as noted below, rank-and-file employees) may continue to vest on their regular vesting schedule following an executive's resignation. Indeed, commentators have recognized that allowing continued on schedule vesting of former employees' equity awards can provide real benefits to a company by "attract[ing] concerned people who may want the option to pursue public service work someday" "without giving up income or other benefits that they may have earned." Andrew Ross Sorkin, *Encouraging Public Service, Through Wall Street's 'Revolving Door,'* N.Y. TIMES (Dec. 1, 2014). The Proposal is misleading because, among other reasons, of its use of the term "golden parachute," which could leave stockholders with the impression that upon termination of employment, executives receive preferential treatment with respect to the vesting of equity awards not available to rank-and-file employees. As the Company plainly explains in its proxy materials, this is not correct.

The exclusion of misleading proposals is particularly appropriate where, as here, the possible misimpression that the proposal could create is not a peripheral aspect of the proposal, but instead misleads the stockholders about a core issue or circumstance addressed by the proposal, in the instant case, the availability of "golden parachutes" to senior executives. Because the Proposal and its supporting statement suggest incorrectly that "golden parachutes" are awarded to the Company's named executive officers and to the exclusion of other employees, stockholders could be influenced to vote for the Proposal based on an understanding of the Company's current executive compensation practices that is not materially accurate.

The actual report requested by the Proposal would, by its own terms, be under-inclusive and misleading. In addition, because of the manner in which the Proposal is drafted, if the report requested by the Proposal were publicly disclosed, the report itself would be

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[15] *See* Black's Law Dictionary (9th ed. 2009) (defining a "golden parachute" as "[a]n employment-contract provision that grants an upper-level executive lucrative severance benefits — including long-term salary guarantees or bonuses — if control of the company changes hands (as by a merger).").

[16] Citigroup Inc., Schedule 14A, at 69 (filed Mar. 12, 2014).

misleading and leave stockholders with a misunderstanding of the Company's compensation practices. Among other reasons, as noted above, under the Rule of 60, officers and other employees who meet certain age and length of service requirements are eligible to have their awards continue to vest if they resign, so long as they do not work for a significant competitor. Assuming that the Proposal applies to a broader group than the named executive officers—regarding whom the Company has already disclosed all information requested by the Proposal—because the Proposal focuses on "senior executives," the individuals who would be potentially covered by the requested report are also likely to satisfy the Rule of 60 such that whether such an executive resigns to pursue government service is simply irrelevant to the vesting of the executive's deferred compensation. As a result, the Proposal itself would not actually require that the report include those executives' compensation because a resignation to enter government service would not result in treatment of their deferred compensation different from the treatment that would result from a resignation to work for most private sector employers (assuming that the new employer was not a significant competitor).

Further, the report requested by the Proposal would only relate to *equity* awards. However, the Company awards deferred compensation both in the form of equity awards and deferred cash awards.[17] Therefore, if the Company were to make the report called for by the Proposal, stockholders would receive only a half picture of the Company's deferred compensation structure. Assuming for the sake of argument that the Proposal is intended to apply to a broader group than the named executive officers, presumably the Proponent intends that stockholders be provided (and stockholders voting on the Proposal would expect to be provided) with a meaningful disclosure regarding the deferred compensation of executives and the impact that a resignation to pursue government service has on the vesting of that compensation. The Proposal, however, would fail to accomplish this goal and result in a confusing report providing an incomplete (and not helpful) picture. As a result, stockholders voting on the Proposal may do so under a material misunderstanding of what type of report may be provided to them if the Proposal were adopted.

For the reasons set forth above, the Company believes that the Proposal is misleading and may therefore be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(10) and 14a-8(i)(3) and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2015 Proxy Materials.

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[17] *See* Citigroup Inc., Schedule 14A, at 75 (filed Mar. 12, 2014) (describing the Company's Deferred Cash Award Plan).